January 26th, 2026

TSX-V: MKO; OTCQX: MAKOF

Mako Mining Reports Updated Mineral Resource Estimate for the Moss Mine in Arizona
Consisting of Measured and Indicated Resources of 646,000 Ounces of Gold with a Grade of 0.35 g/t and 6.8 million Ounces of Silver with a Grade of 3.71 g/t and Inferred
Resources of 122,000 Ounces of Gold with a Grade of 0.31 g/t and 580,000 Ounces of
Silver with a Grade of 3.31 g/t

Mako Mining Corp. (TSX-V: MKO; OTCQX: MAKOF) ("Mako" or the "Company") is pleased to report the results of an updated mineral resource estimate completed by Micon International Limited, PDM Technical Services Ltd and CGK Consulting Services Inc., for the Moss Mine Gold Project located in Arizona, USA ("Moss"). A technical report for the updated mineral resource estimate in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the Company's SEDAR+ profile at www.sedarplus.ca will be filed within 45 days of this news release, and on the Company's website at www.makominingcorp.com (the "Mineral Resource Estimate").

The Moss Mine Gold Project contains an estimated Measured and Indicated open pit mineral resource of 57.07 million tonnes averaging 0.35 g/t gold and 3.7 g/t silver for a total of 646,000 ounces of gold and 6.8 million ounces of silver at a 0.17 g/t AuEq1 cutoff. There is an additional estimated Inferred open pit mineral resource of 12.3 million tonnes averaging 0.31 g/t gold and 1.46 g/t silver for a total of 122,000 ounces of gold and 580,000 ounces of silver (see tables below).

Gold equivalent ounces (AuEq) were calculated using silver and gold price assumptions and metallurgical recoveries mentioned below which resulted in a silver to gold ratio of 194.6:1. These mineral resources are reported within an optimized constraining open pit shell considering a gold price of US$2,500/oz and a silver price of US$29.2/oz with a gold recovery of 75% and a silver recovery of 33%.

The effective date for the Mineral Resource Estimate is December 18, 2025. The Company anticipates advancing the project toward a Mineral Reserve Estimate and updated project economics in the second quarter of 2026.

Akiba Leisman, CEO of Mako states, "Moss was acquired less than a year ago for US$2 million, or for less than US$3 per gold equivalent ounce. In addition, all silver ounces in this Mineral Resource Estimate are unencumbered by the previous silver stream that was removed in the bankruptcy process prior to the acquisition of Moss, which has a significant positive impact to project economics given where current silver prices are trading. No further net capital infusions will be required to bring Moss into steady state production, which is scheduled to commence later this quarter. This Mineral Resource Estimate will serve as the basis for a Mineral Reserve Estimate and updated project economics, the results of which will be disclosed early next quarter and will reflect the profitability of this mine in the current precious metals price environment."

Table 1: Mineral Resource Estimate Summary metric units (as of December 18, 2025)

Category	Cutoff g/t AuEq	k tonnes	AuEq g/t	Au g/t	Ag g/t	AuEq (koz)	Au (koz)	Ag (koz)
Measured	0.17	9,550	0.39	0.36	4.56	119	112	1,400
Indicated	0.17	47,521	0.37	0.35	3.53	560	534	5,401
Measured + Indicated	0.17	57,071	0.37	0.35	3.71	679	646	6,801
Inferred	0.17	12,326	0.32	0.31	1.46	125	122	580
  Numbers have been rounded to reflect the precision of a Mineral Resource Estimate. Totals may vary due to rounding.
  Mineral Resource Estimates conform to NI 43-101, and the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines and 2014 CIM Definition Standards for Mineral Resources & Mineral Reserves.
  AuEq is calculated using a silver-to-gold ratio of 194.6:1, derived from assumed metal prices (US$2,500/oz Au and US$29.20/oz Ag) and assumed metallurgical recoveries (75% for Au) and 33% for Ag).
  Mineral Resources are constrained within an optimized open-pit shell using a 0.17 g/t AuEq cut-off grade. Pit optimization assumptions include US$2,500/oz gold, US$29.20/oz silver, 75% gold recovery, and 33% silver recovery.
  Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability. The quantity and grade of reported Inferred Resources in this Mineral Resource Estimate are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as Indicated or Measured Resources, however, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
  The Company is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing or political factors that might materially affect these Mineral Resource Estimates.

Table 2: Mineral Resource Estimate Summary imperial units (as of December 18, 2025)

Category	Cutoff oz/ton AuEq	k tons	AuEq opt	Au opt	Ag opt	AuEq (koz)	Au (koz)	Ag (koz)
Measured	0.005	10,527	0.0113	0.0106	0.1330	119	112	1,400
Indicated	0.005	52,383	0.0107	0.0102	0.1031	560	534	5,401
Measured + Indicated	0.005	62,910	0.0108	0.0103	0.1081	679	646	6,801
Inferred	0.005	13,587	0.0092	0.0090	0.0427	125	122	580
  Numbers have been rounded to reflect the precision of a Mineral Resource Estimate. Totals may vary due to rounding.
  Mineral Resource Estimates conform to NI 43-101, and the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines and 2014 CIM Definition Standards for Mineral Resources & Mineral Reserves.
  AuEq is calculated using a silver-to-gold ratio of 194.6:1, derived from assumed metal prices (US$2,500/oz Au and US$29.20/oz Ag) and assumed metallurgical recoveries (75% for Au) and 33% for Ag).
  Mineral Resources are constrained within an optimized open-pit shell using a 0.17 g/t AuEq cut-off grade. Pit optimization assumptions include US$2,500/oz gold, US$29.20/oz silver, 75% gold recovery, and 33% silver recovery.
  Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability. The quantity and grade of reported Inferred Resources in this Mineral Resource Estimate are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as Indicated or Measured Resources, however, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
  The Company is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing or political factors that might materially affect these Mineral Resource Estimates.

Mineral Resource Estimate

The Mineral Resource Estimate for the Moss Mine Gold Project has been carried out in accordance with the CIM's "Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines" (November 2019). The mineral resources have been generated from drill hole data and the application of new, distinct geological domains based on a detailed interpretation of the geology that identifies the spatial distribution of the gold and silver grades. The interpolation parameters have been defined based on the drill hole data and the geological interpretation and geostatistical analysis of that data.

The mineral resources have been classified by proximity to data locations and the quality of the data and have been reported in accordance with CIM's "Standards on Mineral Resources and Reserves" (May 2014) as required by NI 43-101.

The drill hole data inside the block model area consists of 1,169 drill holes totaling 452,086 feet (ft) of drilling with 87,471 sample intervals.  RC drilling has contributed more than 55% of the drill holes and more than 82% of the sample intervals to the drill hole database inside the block model limits. Core drill holes have contributed 11% of the holes and 12% of the sample intervals. The remaining 33% of the drill holes were short rotary holes which account for 6% of the sample intervals.

The Block Model was constructed based on four wireframe solids that represent the Stockwork mineralization, the Moss Vein, the Ruth Vein and a higher-grade Reynolds Stockwork mineralization. This interpretation was developed on northwest facing cross-sections. In addition to these wireframe solids, two surfaces were also considered, one representing the Canyon fault and the other representing the geological contact between the Intrusive rocks in the east with the Volcanic rocks in the west. This geological interpretation was used to code the block model and develop 10 geological domains.

Analysis of the sample lengths shows that 87% of the assays inside the block model area are 5ft in length.  The selected bench height for the block model is 20ft and a 10ft composite length (half bench height) was chosen for the estimation of gold and silver grades. The assessment of outlier values, that might require adjustment (or capping) was carried out using statistical and graphical summaries, including log-probability plots, and decile analysis. The capping was carried out per geological domain with a total of 40 gold and 30 silver 10ft composites capped.

The estimation of gold and silver grades was carried out using ordinary kriging in MineSight® 15.4 software using a three-pass search strategy to use the most local capped 10ft composite data to a block location being estimated. A minimum of four and maximum of 16 composites were required for a block estimate, with a maximum of four from a single drill hole.

A tonnage factor of 12.35 ft3/short ton has been used by Moss since the mine opened, and this factor has proven to be sufficiently accurate to be considered reliable in estimating the mined tonnage.  This is equivalent to a dry density of 2.59 g/cm3.

The block model gold and silver grade estimates were validated using a series of statistical and graphical methods. These include a check of the global average using the nearest neighbor block grade estimates, compared with the inverse distance squared and ordinary kriged block grade estimates; a check of the global trends using swath plots; a volume-variance check to determine the variability of the block grade estimates; and a visual validation in plan and section to confirm that the estimates honored the composite grades, domain boundary conditions and the kriging plan.

To classify the block model grade estimates for the Moss Mine Gold Project into the mineral resource categories of Measured, Indicated, and Inferred, a statistical approach was employed to develop a classification scheme that complies with the CIM Best Practice Guidelines and NI 43-101 Regulations for the reporting of Mineral Resources and Mineral Reserves.  Measured Mineral Resources require a minimum of 3 drill holes inside a 60ft radius, Indicated Mineral Resources require a minimum of 3 holes inside 160ft radius, or a minimum of 2 holes inside an 80ft radius or a minimum of one hole inside a 50ft radius.  Inferred Mineral Resources are the remaining estimates up to a 600ft radius within the geological domains.

Input Parameters for Open Pit Mineral Resource Pit Shell

To meet the CIM requirements of "Reasonable Prospects of Eventual Economic Extraction", the Mineral Resources are reported within an optimized pit that was prepared by Mr. G. Vejar, Senior Mine Engineer of Mako Mining Corp. The open pit costs include a mining cost of $3.18 US$/ton, a mining fill cost of $1.91 US$/ton, a processing cost of $5.81 US$/ton, a G&A of $0.77 US$/ore ton, refinery services and logistics cost of $0.28 US$/ton.  The pit optimization considered a gold price of $2,500 US$/oz and a silver price of $29.20 US$/oz, with a gold recovery factor of 75% and a silver recovery factor of 33%. A constant pit slope of 55° was used for the optimization with a breakeven cutoff of 0.005 oz/ton AuEq (0.17 g/t AuEq).

These input parameters were selected based on empirical cost and mine design factors currently being employed at the Moss Mine.

Qualified Persons

Mr. Chris Keech, P.Geo. of CGK Consulting Services Inc., meets the requirements of a Qualified Person as defined under NI 43-101 and is independent of the Company. Mr. Keech has prepared the Mineral Resource Estimate and has carried out a review of the Quality Control and Quality Assurance data and has verified the data through independent samples and validation of database assays against original assay certificates with the assistance of Mr. Wong.  Based on this validation and verification, Mr. Keech is of the opinion that the data is sufficiently accurate to be considered reliable and is of sufficient quantity and quality that it can be used for the estimation of Mineral Resources.

Mr. Gary Wong, P.Eng. of PDM Technical Services Ltd., meets the requirements of a Qualified Person as defined under NI 43-101 and is independent of the Company. Mr. Wong carried out a site visit from July 14 to July 16, 2025, where he toured the open pit areas, the leach pad, the mine office, the core logging facilities, and the core and sample storage areas.  Representative drill holes were examined, as well as core photographs to assess the controls on the mineralization.

Mr. Wong and Mr. Keech have also prepared the geological interpretation and geological block model which is based on the drill hole data and geological understanding of the Moss Mine Gold Project mineralization style.

Mr. Wong and Mr. Keech are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.  The Technical information related to the Mineral Resource Estimate in this news release has been reviewed and approved by Mr. Keech.

Technical Report

A technical report will be prepared (the "Technical Report") by Qualified Persons in accordance with the requirements of NI 43-101 and will be filed on SEDAR+ within 45 days of this press release.  The technical report will be coordinated by Micon International Limited with contributions by other Qualified Persons. Readers are cautioned that the conclusions, projections and estimates set out in this press release are subject to important qualifications, assumptions and exclusions, all of which will be detailed in the Technical Report. To fully understand the summary information set out in this press release, the Technical Report, which will be filed on SEDAR+ at www.sedarplus.ca, should be read in its entirety.

On behalf of the Board,

Akiba Leisman

Chief Executive Officer

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company. The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako owns the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is currently the subject of engineering, environmental and mine permitting activity.

For further information: Mako Mining Corp., Akiba Leisman, Chief Executive Officer, E-mail: aleisman@makominingcorp.com, Phone number: 917-558-5289 or visit our website at www.makominingcorp.com and SEDAR+ www.sedarplus.ca.

Forward-Looking Information:  Some of the statements contained herein may be considered "forward-looking information" within the meaning of applicable securities laws. Any statements that are not historical fact are considered forward-looking information. Forward-looking information can be identified by words such as, without limitation, "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" or variations thereon or comparable terminology. The forward-looking information contained herein reflects the Company's and current beliefs and expectations, based on management's reasonable assumptions. Such forward-looking information includes, without limitation the timing for completion and filing of the Technical Report, the assumptions described related to the Mineral Resource Estimate and the Company's intention to advance the Moss Mine toward a mineral reserve estimate and updated project economics in the second quarter of 2026. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking information, including, without limitation, unexpected impediments to the Company's timeline to file the Technical Report, unanticipated market changes that cause any assumptions used in the Mineral Resource Estimate, changes in the Company's ongoing work to advance the Moss Mine towards a mineral reserve estimate and updated project economics in the second quarter of 2026 or at all, changes in exploration and development plans and growth parameters of the Company, changes in the Company's ability to fund its proposed business and operational plans, unanticipated costs and other risks and uncertainties as disclosed in the Company's public disclosure filings on SEDAR+ at www.sedarplus.ca. Such information contained herein represents management's best judgment as of the date hereof, based on information currently available. Mako does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.